March 15th, 2020

HELLO BAR, LLC
750 B Street, Suite 1400
San Diego, CA 92101

Attention: Mike Kamo

Re: Proposal to Purchase the Assets of Hello Bar, LLC

Dear Mr. Kamo

This letter ("this "Letter") is intended to summarize the principal terms of a proposal being considered by Legion Works Inc ("Buyer"), a Delaware Corporation, regarding its possible acquisition of substantially all of the assets, and assumption of certain specified liabilities, of the business (the "Business") of Hello Bar, LLC, a California LLC ("Seller"). Included in this proposed sales are the software products Hello Bar (www.hellobar.com) and Subscribers (www.subscribers.com) as well as any assets necessary for the continuous operation of both software products.

1. Acquisition of Assets and Purchase Price

(a) Subject to the satisfaction of the conditions described in this Letter, at the closing of the Transaction (the "Closing") Buyer would acquire substantially all of the assets (the "Acquired Assets") of the Business, free and clear of all encumbrances, and Buyer would assume only specified liabilities (the "Assumed Liabilities") at the purchase price set forth in Section 1(b). The Acquired Assets shall include cash and cash equivalents of Seller, including checking accounts, bank accounts, certificates of deposit, time deposits, mutual funds, or accounts receivable of Seller. All of the liabilities associated with the Business would be retained by Seller (the "Excluded Liabilities"), except if those liabilities are include in the final acquisition agreement as part of the transaction.

(b). The purchase price for the assets would be $4,800,0000, subject to the terms outlined below:

(i) $2,500,000 will be deposited with a mutually agreeable escrow agent, to be held for a period of 45 days after the Closing , in order to secure the performance of Seller's post-closing obligations under the definitive purchase agreement.

(ii). The remaining $2,300,000 will be paid in 24 equal installments beginning the first business day of the month 60 days after the 45 day escrow period following the close. These 24 equal installments will be at zero interest, with each monthly installment equalling $95,833 per month. These payments will be deposited In the Seller's designated bank account via ACH or wire transfer within the first 5 business days of each calendar month until the full $2,300,000 is paid.

(iii). The Seller will also receive a 10% profit share from the Buyer for a period of 24 months. This profit share will be calculated on a quarterly basis and will be based on earnings before taxes, depreciation and amortization. This 10% profit share will be in addition to the dollar amounts outlined in i(b)(ii) above.

(c) Buyer has calculated the Purchase Price on the basis of $125,000 in monthly recurring revenue and earnings before interest, taxes, depreciation and amortization of $25,000 per month. The $4,800,000 price is based on averaging market average multiples of 12-month trailing revenue and 12-month trailing profit.

2. Proposed Definitive Agreement. This Agreement and the terms within it are non-binding. Promptly following the execution of this Letter, the Parties shall commence to negotiate a definitive purchase agreement (the "Definitive Agreement") relating to Buyer's acquisition of the Acquired Assets, to be drafted by Buyer and its chosen counsel in customary form for transactions of this size and nature. The Definitive Agreement would include the terms summarized in this Letter and such other representations, warranties, conditions, covenants, indemnities, and other terms that are customary for transactions of this kind and are not inconsistent with this Letter. The Parties shall also commence to negotiate ancillary agreements to be drafted by the Buyer and its chosen counsel, including (a) an escrow agreement; (b) a bill of sale; and (c) an assignment and assumption agreement. Any information

discovered in the due diligence process may or may not impact the purchase price or terms outlined in this Agreement.

3. Conditions. The Parties' respective obligations to close the proposed Transaction will be subject to customary conditions, including:

(a) satisfactory completion of due diligence by Buyer. Initial due diligence has been completed so it is estimated that this process should take no longer than 60 days.

(b) buyer successfully completing its Regulation A+ fundraising process by substantially closing its total targeted raise. This process is currently active, with imminent compliance through the SEC and funds expected to be closed in June, 2020.

(c) the directors and officers, as applicable, of Buyer and Seller approving the Transaction.

(d) the receipt of any regulatory approvals (none are expected based on present information) and third party consents (to be determined following review of Seller's customer and vendor contracts), on terms satisfactory to Buyer.

(e) employment agreements finalized with employees of the Seller that the Buyer deems necessary for the continuous and successful operation of the Acquired Assets.

(f) seller entering into restrictive covenants, in a form acceptable to Buyer, agreeing not to: (i) compete with the Business for three years following the Closing; (ii) hire or solicit employee or contractor of the Business or encourage any such person to leave such relationship for two years following the Closing, and (iii) not to disparage Buyer, its principals or the Business indefinitely following the Closing; provided, however, that any consideration required to secure such agreement to agreed upon by the Buyer in writing.

(g) there being no material adverse change in the business, results of operations, prospects, condition (financial or otherwise) or assets of the Business.

4. Due Diligence. From and after the date of this Letter, Seller will authorize its management to allow Buyer and its advisors full access to the facilities, records, key employees, customers, vendors and advisors of their businesses for the purpose of completing due diligence review. The due diligence investigation

will include, but is not limited to, a complete review of the financial, legal, tax, intellectual property and labor records and agreements of the Business, Andy any other maters as the Parties' respective accountants, tax and legal counsel, and other advisors deem relevant.

5. Employment Arrangements. Buyer would offer employment to substantially all of the employees of the Business and would expect the Seller's management to use its reasonable best effort to assist Buyer to employ those individuals.

6. Covenants of Seller and Buyer. During the period from the signing of this Letter through the execution of the Definitive Agreement, Seller and Buyer will: (a) conduct their respective businesses in the ordinary course in a manner consistent with past practice; (b) maintain their respective assets in good working condition, and (c) use their best efforts to maintain their respective businesses and employees, customers, assets and operations as an ongoing concern in accordance with past practice.

7. Exclusivity

(a) In consideration of the expenses that Buyer has incurred and will incur in connection with the proposed Transaction, Seller agrees that until such time as this Letter has terminated in accordance with the provisions of paragraph 8 (the "Exclusivity Period"), neither it nor any of its representatives, officers, employees, directors, agents, members, managers, subsidiaries or affiliates (the "Seller Group") shall initiate, solicit, entertain, negotiate accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than Buyer and its affiliates (an "Acquisition Proposal") to acquire all or any portion of the Business or its assets, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise, or provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Transaction with Buyer. Seller agrees to immediately notify Buyer if any member of the Seller Group receives any requests for information or offers in respect of an Acquisition Proposal, and will communicate to Buyer in reasonable detail the terms of any such request or offer, and will provide Buyer with copies of all written communications

relating to any such request or offer. Immediately upon execution of this Letter, Seller shall, and shall cause the Seller Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding and Acquisition Proposal. Seller represents that no member of the Seller Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this Letter.

(b) If within the Exclusivity Period, Seller does not execute definitive documentation for the Transaction reflecting the material terms and conditions for the Transaction set forth in this Letter or material terms and conditions substantially similar thereto (other than as a result of either the mutual agreement by Buyer and Seller to terminate this Letter or to change such material terms and conditions in any material respect or the unilateral refusal of Buyer to execute such definitive documentation), then Seller shall pay to Buyer an amount equal to the reasonable out of pocket expenses (including the reasonable fees and expenses of legal counsel, accountants, and other advisors and whether incurred prior to or after the date hereof) incurred by Buyer in connection with the proposed Transaction, which amount shall be payable in same day funds on the day that is the first business day after the Exclusivity Period.

8. Termination. This letter will automatically terminate and be of no further force and effect upon the earliest of (a) execution of the Definitive Agreement by Buyer and Seller, (b) mutual agreement of Buyer and Seller, or (c) June 1st, 2020.

9. Bid Expiration. This offer will remain in effect until April 8th, 2020, unless accepted or rejected by Seller, or withdrawn by Buyer prior to that time.

10. GOVERNING LAW. THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.

Legion

11. Confidentiality. This letter is confidential to the Parties and their representatives and is subject to any Confidentiality & Non-Disclosure Agreement entered into between Buyer and Seller. Information about this Agreement can be included in the Regulation A+ fundraising documents issued by The Buyer but can only include that the The Buyer and The Seller are considering an Agreement in which terms have been initially agreed upon. Any information in these Regulations A+ fundraising documents should not include the purchase purchase considered or any material financial nor confidential information about the Seller and its business.

12. No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Letter.

13. Expenses. Except as set forth in Section 7(b), the Parties will each pay their own transaction expenses, including the fees and expenses of any investment bankers, attorneys, and other advisors, occurred in connection with the proposed Transaction.

14. No Binding Agreement. This Letter reflects the intention of the Parties, but for the avoidance of doubt neither this Letter nor its acceptance shall give rise to any legally binding or enforceable obligation on any Party, except with regard to paragraphs 7 through 13 hereof. No contract or agreement providing for any transaction involving the business shall be deemed to exist between Seller and Buyer and any of its affiliates unless and until a final definitive agreement has been executed and delivered.

15. Miscellaneous. This Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this Letter have been inserted for reference only and shall not be deemed to be part of this Letter.

If you are in agreement with the terms set forth above and desire to continue with the proposed Transaction on that basis, please sign this Letter in the space provided below and return an executed copy to me.

Legion

With best regards,

Ryan Bettencourt, Co-Founder and CEO

Legion Works Inc

[Seller Signature To Follow]

By signing below, I am in agreement with the terms set forth above and desire to continue with the proposed Transaction on that basis.

Agreed to and accepted:

Hello Bar LLC

By: Michael Kamo - Founder
(PRINTED NAME AND TITLE)

(SIGNATURE)